

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2022

Steven Kobos
President and Chief Executive Officer
Excelerate Energy, Inc.
2445 Technology Forest Blvd., Level 6
The Woodlands, TX 77381

> **Re: Excelerate Energy, Inc.**
> **Registration Statement on Form S-1**
> **Response dated March 29, 2022**
> **File No. 333-262065**

Dear Mr. Kobos:

      We have reviewed your correspondence filed March 29, 2022 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Correspondence Filed March 29, 2022

Dividend Policy, page 69

1.    We note the draft revisions to your disclosure regarding dividend policy, including the disclosure that you expect to pay a specified annual cash dividend per share to holders of Class A common stock, which will be funded by a specified quarterly distribution from EELP, and note your disclosure regarding the quarterly distribution to holders of Class B interests. We also note your disclosure that you expect that "these quarterly dividends" will commence in the second quarter of 2022 and be paid in the third quarter of 2022. Please revise to clarify whether you expect to pay the cash dividend to holders of Class A common stock on an annual or quarterly basis.

      You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Gus Rodriguez,

Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Hillary Holmes